

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Rodger A. McHargue
Chief Financial Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, Indiana 47807

>   **Re: First Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **File No. 000-16759**

Dear Mr. McHargue:

        We have completed our review of your filing as of July 23, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Attorney